Exhibit 99.1

Aptorum Group Limited Reports 2020 Fiscal Year End Financial Results and Provides Business Update

New York & London & Paris, April 19, 2021 – Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology and infectious diseases, today announced financial results for the fiscal year ended December 31, 2020, and provided an update on clinical and corporate developments.

Mr. Darren Lui, President and Executive Director of Aptorum Group Limited, commented “Aptorum’s operational plans remain on track. In particular, one of our lead programs, ALS-4 (targeting infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA)) has already commenced dosing of the first cohort of human subjects in its Phase I clinical trial as announced in March 2021. With the additional capital raised in October 2020, the Company is also on track to commence validation of our novel liquid biopsy based rapid pathogen identification and detection diagnostics (“RPIDD”). Our other lead program SACT-1, which is targeting an orphan indication for the treatment of neuroblastoma, is also on track in its preparation to open an IND with US FDA for the commencement of clinical trials in 2021. The Company is also focused on the distribution of a non-hormonal based Dioscorea opposita bioactive nutraceutical supplement targeting woman’s health during menopausal or post-menopausal cycles in 2021 in major markets including UK, Europe and Asia initially. In light of the global coronavirus situation, the Company would like to report that its day-to-day operations continue as normal.

Clinical Pipeline Update and Upcoming Milestones

In March 2021, Aptorum Group announced dosing of our first human subject in its Phase I clinical trial for one of our lead programs, ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including MRSA. The Phase I clinical trial is currently conducted in Canada and will target to recruit up to 48 and 24 healthy volunteers for the single-ascending dose (SAD) and multiple-ascending dose (MAD) cohorts, respectively.

In February 2021, Aptorum Group completed a Pre-IND meeting with US FDA with encouraging outcomes regarding SACT-1, another lead program employing an orally administered small molecule repurposed drug for the treatment of neuroblastoma. The Company is now on track in its preparation to open an IND with US FDA for the commencement of clinical trials in 2021.

In September 2020, Aptorum Group initiated an additional R&D program. Our RPIDD technology enables rapid and accurate identification and detection of existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, by employing liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types) in conjunction with New Generation Sequencing (NGS) and Artificial Intelligence (AI) driven software analytics. The Company is now on track to commence validation of the RPIDD program in further human blood samples to support its eventual commercialization.

Aptorum Group is commencing the commercialization and distribution of its non-hormonal based Dioscorea oppposita bioactive nutraceutical supplement (“NativusWell®”) in 2021, targeting woman’s health during menopausal or post-menopausal cycles. The product is currently being manufactured in Canada.

Corporate Highlights

On July 24, 2020, our Class A Ordinary Shares began to trade on the Professional Compartment of the regulated market of Euronext Paris under the symbol “APM” and are denominated in Euros on Euronext Paris.

On September 25, 2020, Aptorum Innovations Holding Pte. Limited (“AIHPL”), one of the Company’s wholly-owned subsidiaries, entered into an Exclusive License Agreement with Accelerate Technologies Pte Ltd. (“Accelerate Technologies”), commercialization arm of the Singapore’s Agency for Science, Technology and Research, to co-develop novel molecular-based RPIDD technology.

In October 2020, Aptorum Group completed a capital raise of approximately $9 million by a public offering of 2,769,231 Class A ordinary shares and warrants to purchase 2,769,231 of its Class A ordinary shares.

On December 30, 2020, AIHPL entered into an Evaluation Agreement with Illumina Inc (“Illumina”) to evaluate the data and performance of Illumina’s sequencing technology based on the workflow of AIHPL’s RPIDD technology, at AIHPL’s Singapore based evaluation site.

Full year 2020 research and development expenses of $11.6 million, an increase of $4.6 million over the full year 2019.

Fiscal Year End Financial Results

Aptorum Group reported a net income of $4.9 million in 2020, as compared to net loss of $20.1 million in 2019. The net income in 2020 was mainly driven by the gain on investments in marketable securities, net of $25.2 million.

Research and development expenses were $11.6 million in 2020 as compared to $6.9 million in 2019. The increase in research and development expenses in 2020 was primarily due to the increase in services provided by our consultants, advisors and contracted research organizations as a result of the progress of our projects’ development.

General and administrative fees were $4.9 million in 2020 as compared to $7.4 million in 2019. The decrease in general and administration fees was primarily due to a decrease in compensation expenses and business expenses as well as general travel restrictions due to the COVID 19 outbreak.

Legal and professional fees were $2.9 million in 2020 as compared to $3.4 million in 2019. The decrease in legal and professional fees was primarily due to the reduction of professional services required during 2020.

Aptorum Group reported $3.6 million of cash and restricted cash as of December 31, 2020 compared to $5.3 million as of December 31, 2019. The decrease in cash and restricted cash was mainly the result of the cash used in operating activities of $15.8 million during the year and net repayment of loan from related parties of $4.4 million, partly offset by the net proceeds from issuance of Class A Ordinary Shares and warrants of $16.8 million in 2020 and proceeds from disposal of fixed assets and investment in marketable securities of $1.0 million and $0.9 million, respectively, in 2020.

In addition, Aptorum Group had $28.4 million marketable securities and $13.0 million undrawn line of credit as of December 31, 2020, compared to $1.1 million marketable securities and $8.7 million undrawn line of credit as of December 31, 2019. The increase in marketable securities was due to the public listing and subsequent stock price appreciation of one of our pre-IPO investments.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299

Redchip – Financial Communications United States

Investor relations

Dave Gentry

dave@redchip.com

+1 407 491 4498

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For Years Ended December 31, 2020 and 2019

(Stated in U.S. Dollars)

	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
Healthcare services income	$911,509	$535,166

Operating expenses
Cost of healthcare services	(1,015,023)	(794,545)
Research and development expenses	(11,586,923)	(6,939,051)
General and administrative fees	(4,853,488)	(7,373,425)
Legal and professional fees	(2,854,225)	(3,405,705)
Other operating expenses	(877,391)	(220,891)
Total operating expenses	(21,187,050)	(18,733,617)

Other income (loss), net
Gain (loss) on investments in marketable securities, net	25,241,556	(81,839)
Gain on non-marketable investments	-	1,147,190
(Loss) gain on investments in derivatives, net	(199,031)	87,599
Gain on use of digital currencies	-	46,717
Gain on extinguishment of convertible debts	-	1,198,490
Changes in fair value of warrant liabilities	-	(866,300)
Interest expense, net	(243,628)	(3,699,672)
Rental income	30,894	16,868
Sundry income	365,917	232,460
Total other income (loss), net	25,195,708	(1,918,487)

Net income (loss)	4,920,167	(20,116,938)
Net loss attributable to non-controlling interests	2,146,687	1,430,176
Deemed dividend related to warrants down round provision	(755,514)	-

Net income (loss) attributable to Aptorum Group Limited	$6,311,340	$(18,686,762)

Net income (loss) per share attributable to Aptorum Group Limited
- Basic	$0.20	$(0.64)
- Diluted	$0.20	$(0.64)
Weighted-average shares outstanding
- Basic	31,135,882	29,008,445
- Diluted	31,534,473	29,008,445

Net income (loss)	$4,920,167	$(20,116,938)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	58,848	(10,897)
Other comprehensive income (loss)	58,848	(10,897)

Comprehensive income (loss)	4,979,015	(20,127,835)
Comprehensive loss attributable to non-controlling interests	2,146,687	1,430,176
Deemed dividend related to warrants down round provision	(755,514)	-

Comprehensive income (loss) attributable to the shareholders of Aptorum Group Limited	6,370,188	(18,697,659)

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(Stated in U.S. Dollars)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$3,495,231	$5,189,003
Restricted cash	130,125	104,170
Digital currencies	1,539	1,539
Accounts receivable	62,221	40,543
Inventories	39,133	34,185
Marketable securities, at fair value	28,384,944	1,063,111
Investments in derivatives	4,289	203,320
Amounts due from related parties	-	962
Due from brokers	160,337	317,005
Other receivables and prepayments	1,378,996	1,079,043
Total current assets	33,656,815	8,032,881
Property, plant and equipment, net	4,686,323	7,093,035
Operating lease right-of-use assets	547,389	-
Non-marketable investments	4,079,707	7,112,180
Intangible assets, net	964,857	1,311,683
Amounts due from related parties	-	50,000
Long-term deposits	296,225	294,606
Other non-current assets	-	59,833
Total Assets	$44,231,316	$23,954,218

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$145,926	$41,593
Accounts payable and accrued expenses	3,240,772	2,586,527
Finance lease liabilities current	49,396	46,555
Operating lease liabilities, current	432,600	-
Total current liabilities	3,868,694	2,674,675
Finance lease liabilities, non-current	47,923	97,319
Operating lease liabilities, non-current	155,121	-
Loan payables to related parties	2,007,285	6,330,472
Total Liabilities	$6,079,023	$9,102,466

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 11,584,324 and 6,597,362 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	$11,584,324	$6,597,362
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of December 31, 2020 and 2019)	22,437,754	22,437,754
Additional paid-in capital	38,247,903	24,887,624
Accumulated other comprehensive income (loss)	53,296	(5,552)
Accumulated deficit	(30,489,126)	(37,555,980)
Total equity attributable to the shareholders of Aptorum Group Limited	41,834,151	16,361,208
Non-controlling interests	(3,681,858)	(1,509,456)
Total equity	38,152,293	14,851,752
Total Liabilities and Equity	$44,231,316	$23,954,218